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13031080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ministry Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 W. Imperial Hwy, Suite 120
(No. and Street)

Brea (City) CA (State) 92821 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sue Reilly (714) 784-7137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood LLP
(Name – *if individual, state last, first, middle name*)

101 No. Brand Blvd. Suite 1600 (Address) Glendale (City) CA (State) 91203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
REGISTRATIONS BRANCH
08

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan B. Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ministry Partners Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Susan B Reilly
Signature

Sr. VP, Chief Financial Officer
Title

see attached Jurat
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2013, by
Date / Month / Year

(1) Susan B. Reilly,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

~~(2)~~ ____________________,
Name of Signer

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature [signature]
Signature of Notary Public



CHRISTINA MARTINEZ
Commission # 1840244
Notary Public - California
Orange County
My Comm. Expires Mar 13, 2013

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Rpt Form X-17A-5, Part 3

Document Date: 12/31/12 (FS) Number of Pages: 3 w/ Jurat

Signer(s) Other Than Named Above: None



RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

101 N. Brand Blvd., Ste. 1600
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

Independent Auditor's Report

To the Member of
Ministry Partners Securities, LLC
Brea, California

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Ministry Partners Securities, LLC (the Company) as of December 31, 2012 and 2011, and the related statements of operations, member's equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ministry Partners Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV and V has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, IV and V is fairly stated in all material respects in relation to the financial statements as a whole.

Hutchinson and Bloodgood LLP

Glendale, California
February 25, 2013

Ministry Partners Securities, LLC

Statements of Financial Condition

December 31, 2012 and 2011

Assets	**2012**	**2011**
Cash	$ 426,740	$ 75,420
Cash, restricted	16,706	1,692
Property and equipment, net	6,328	--
Other assets	5,174	--
Total assets	$ 454,948	$ 77,112
Liabilities and Equity		
Liabilities		
Accounts payable	$ 55,943	$ 41,335
Member's equity		
Common ownership	1,150,000	250,000
Accumulated deficit	(750,995)	(214,223)
Total member's equity	399,005	35,777
Total liabilities and member's equity	$ 454,948	$ 77,112

The Notes to Financial Statements are an integral part of these financial statements.

Ministry Partners Securities, LLC

Statements of Operations

Years Ended December 31, 2012 and 2011

	2012	2011
Revenue		
Concessions	$ 12,436	$ --
Commissions	916	--
Total revenue	13,352	--
Expenses		
Salaries and benefits	253,928	44,854
Marketing and promotion	7,437	48
Office occupancy	32,002	12,547
Office operations and other expenses	164,235	81,584
Professional fees	91,722	70,587
Total expenses	549,324	209,620
Loss before provision for state franchise tax	(535,972)	(209,620)
Provision for state franchise tax	800	800
Net loss	$ (536,772)	$ (210,420)

The Notes to Financial Statements are an integral part of these financial statements.

Ministry Partners Securities, LLC

Statements of Member's Equity

Years Ended December 31, 2012 and 2011

	Common Ownership Amount	Accumulated Deficit	Total
Balance, December 31, 2010	$ 250,000	$ (3,803)	$ 246,197
Net loss	--	(210,420)	(210,420)
Balance, December 31, 2011	250,000	(214,223)	35,777
Capital contributions	900,000	--	900,000
Net loss	--	(536,772)	(536,772)
Balance, December 31, 2012	$ 1,150,000	$ (750,995)	$ 399,005

The Notes to Financial Statements are an integral part of these financial statements.

Ministry Partners Securities, LLC

Statements of Cash Flows

Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities		
Net loss	$ (536,772)	$ (210,420)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	333	--
Net change in		
Cash, restricted	(15,014)	(1,692)
Other assets	(5,174)	--
Accounts payable	14,608	37,573
Net cash used in operating activities	(542,019)	(174,539)
Cash Flows from Investing Activities		
Purchase of property and equipment	(6,661)	--
Cash used in investing activities	(6,661)	--
Cash Flows from Financing Activities		
Capital contributions	900,000	--
Cash provided by financing activities	900,000	--
Net increase (decrease) in cash	351,320	(174,539)
Cash, beginning	75,420	249,959
Cash, ending	$ 426,740	$ 75,420
Supplemental Disclosures of Cash Flow Information		
Interest paid	$ --	$ --
State tax paid	$ 800	$ 800

The Notes to Financial Statements are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of Business

Ministry Partners Securities, LLC (the Company) was formed in Delaware as a limited liability company on April 26, 2010. The Company is a wholly-owned subsidiary of Ministry Partners Investment Company, LLC (MPIC). Offices of the Company are located in Brea, California, and Fresno, California.

On March 2, 2011, the Company became a registered broker dealer firm under Section 15 of the Securities Exchange Act of 1934. Effective as of March 2, 2011, the Company's application for membership in the Financial Industry Regulatory Authority (FINRA) was approved. The Company has been formed to provide financing solutions for churches, charitable institutions and faith-based organizations and act as a selling agent for securities offered by such entities. The Company has requested and FINRA has issued a no objections letter thereby enabling the Company to act as a selling agent for MPIC's Class A Notes offering that will be sold under a registration statement filed with the U.S. Securities and Exchange Commission. The Company will act as a selling agent for MPIC's debt securities and provide securities brokerage services to other credit unions and credit union service organizations and the customers and institutions they serve.

The Company is also a member of the Securities Investor Protection Corporation (SIPC).

In May of 2012, the Company began selling Secured Investment Certificates on behalf of MPIC. On September 21, 2012, the Company received a no objection letter from FINRA, thereby authorizing the Company to act as a selling agent for MPIC's Class A Notes offering under a registration statement declared effective by the U.S. Securities and Exchange Commission on October 11, 2012. In November 2012, the Company also began selling investments in mutual funds. In addition to serving as a selling agent for the MPIC's Class A Notes and other debt securities, the Company will distribute debt securities issued by religious organizations, as well as by business members of credit unions it serves and act as a selling agent in placing mortgage-backed business loans made by credit unions to institutional investors.

Basis of Accounting and Revenue Recognition

The accompanying financial statements are presented on the accrual basis of accounting.

For sales of securities and mutual funds, we recognize concession or commission income as of the trade date.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company had no cash positions other than demand deposits as of December 31, 2012 and 2011.

Reclassification

Certain amounts in the 2011 financial statements have been reclassified to conform to the 2012 presentations.

Property and Equipment

Furniture, fixtures and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives (five years) of the assets.

Income Taxes

The Company is a limited liability company (LLC) for both federal and state tax purposes. The Company is treated as a partnership for federal and state income tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported in the member's income tax returns. For state purposes, the Company is subject to the State of California's LLC gross receipts fee and the state minimum franchise tax. For the years ended December 31, 2012 and 2011 the Company was only subject to the $800 minimum franchise tax.

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In May, 2011, the Financial Accounting Standard Board (FASB) issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. GAAP; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance were effective for interim and annual periods beginning after December 15, 2011. Adoption of this guidance did not have any impact on the 2012 financial statements.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in member's equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in a two separate consecutive statement approach. The adoption of this amendment changed the presentation of the components of comprehensive income as part of the consolidated statement of member's equity. This amendment is effective for fiscal and interim periods beginning after December 15, 2011. Adoption of this guidance did not have any impact on the 2012 financial statements.

In December 2011, the FASB issued new guidance Accounting Standards Update (ASU) No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities." This new guidance requires expanded information about financial instruments or derivatives that are either presented on a net basis in the balance sheet or subject to an enforceable master netting arrangement or similar arrangement. The new guidance does not change existing offsetting criteria in U.S. GAAP or the permitted balance sheet presentation for items meeting the criteria. The new disclosure requirements in the ASU are intended to enhance comparability between financial statements prepared using U.S. GAAP and those prepared using International Financial Reporting Standards (IFRS). The ASU is effective for periods beginning on or after January 1, 2013. The Company does not expect this guidance to have a material impact on its financial statements.

Note 2. Related Party Transactions

The Company has signed an Administrative Services Agreement with MPIC which stipulates that MPIC will provide certain services to the Company. These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services. MPIC has charged the Company for payroll and personnel costs based on actual time spent by MPIC employees on Company matters. Other expenses have been allocated to the Company using an estimate based on the number of employees working on Company matters as a percentage of the total number of employees at MPIC. These expenses are accrued on a monthly basis and paid the following month. As of December 31, 2012 and 2011, the Company carried $50,823 and $26,988, respectively, of these expenses in other liabilities as of December 31, 2012. The total expenses charged to the Company by MPIC were $368,387 and $125,404 for the years ended December 31, 2012 and 2011, respectively.

During the year ended December 31, 2012, the Company began selling securities issued by MPIC and received concessions for these sales. Please refer to Note 7, Securities Sales, for further explanation of these transactions.

The Company's Board of Directors is comprised of three individuals, one of whom is a member of the Board of Managers of MPIC. The other two individuals, who do not serve on the MPIC Board, consist of the President/Chief Executive Officer of MPIC and Senior Vice President of Finance/Chief Financial Officer of MPIC.

Note 3. Restricted Cash

Restricted cash consists of funds the Company is required to maintain in a Central Registration Depository (CRD) account with FINRA. The funds may only be used for fees charged by FINRA to maintain the membership status of the Company as well as fees related to registered and associated persons of the Company. At December 31, 2012 and 2011, restricted cash held in the CRD account totaled $16,706 and $1,692, respectively.

Note 4. Premises and Equipment, Net

Premises and equipment at December 31 consisted of the following:

	2012	2011
Furniture, fixtures and equipment	$ 6,661	$ --
Less accumulated depreciation	333	--
	$ 6,328	$ --

Note 5. Reserve Requirements

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to paragraph (k) (2) (i) of Rule 15c3-3.

Note 6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.7% (12.5% during the first year) of aggregate indebtedness. As of December 31, 2012, the Company had net capital of $370,797, which was $365,797 in excess of its required net capital of $5,000. As of December 31, 2011, the Company had net capital of $34,085, which was $28,918 in excess of its required net capital of $5,167.

Note 7. Securities Sales

On March 1, 2012, the Company entered into a Placement Agency Agreement with MPIC pursuant to which it agreed to act as MPIC's lead placement agent for an offering of MPIC's 2012 Secured Investment Certificates (the Secured Certificates). The Secured Certificates will be offered and sold to qualified investors that meet the requirements of Rule 506 of Regulation D, promulgated by the U.S. Securities and Exchange Commission (SEC). The Company may, in its discretion, engage other broker-dealer firms to assist it in distributing the Secured Certificates. The Secured Certificates may be purchased with a maturity term of 36, 60 or 84 months and the Company receives selling concessions ranging from 1.2 percent to 2.4 percent on the sale of the Secured Certificates, depending on the term of the debt security purchased. For the year ended December 31, 2012, MPIC sold $55,000 of its Secured Certificates in sales transactions in which the Company acted as the selling broker, and the Company earned $715 in brokerage concessions on these sales transactions.

On December 27, 2011, the Company entered into an agreement with Kendrick Pierce & Company Securities, Inc. (KP Securities) pursuant to which KP Securities will serve as a financial advisor to the Company in connection with MPIC's offering and sale of its Secured Certificates. Prior to commencing the offering of the Secured Certificates, KP Securities conducted a financial review of MPIC, including its business and operations, and delivered to the Company a complete due diligence report that was conducted on behalf of the Company as an independent review of MPIC and the Secured Certificates. The KP Securities due diligence review was conducted pursuant to the provisions of FINRA Notice 10-22 which sets forth guidance for broker-dealer firms concerning their obligations and requirements for selling securities in private placements under Regulation D of the Securities Act of 1933. KP Securities received $10,000 in total compensation during the year ended December 31, 2012 for services rendered in connection with its due diligence review.

Note 7. Securities Sales (Continued)

Effective as of May 15, 2009, MPIC began offering debt securities in various series and categories which it refers to as its "Class A Notes". The Class A Notes consist of a Fixed Series, Flex Series and Variable Series of debt instruments. Since that date, MPIC has filed various post-effective amendments and registration statements with the SEC to enable it to continue to offer and sell these debt securities. Pursuant to a Registration Statement filed on July 3, 2012 on Form S-1 with the SEC, MPIC sought to register $75,000,000 of its Fixed Series, Flex Series and Variable Series debt instruments (the Class A Notes Offering). The Class A Notes are offered in various categories based upon amounts invested and maturity terms of each series.

After the Company commenced its operations as a broker-dealer firm during the first quarter of 2012, the Company filed documentation with FINRA under FINRA Rule 5110 regarding its intent to serve as a participating broker in the Class A Notes Offering. On September 21, 2012, FINRA issued a no-objections letter, thereby enabling the Company to act as a participating broker in MPIC's Class A Notes Offering. On October 11, 2012, the Registration Statement for MPIC's Class A Notes Offering was declared effective by the SEC and on October 15, 2012, MPIC filed its prospectus for its Class A Notes Offering with the SEC pursuant to Rule 424(b)(3).

During the year ended December 31, 2012, the Company acted as a participating selling broker in the sale of $1,479,266 of Class A Notes. Under the terms of the Class A Notes Offering, the Company was paid a selling concession for acting as a participating broker ranging from 1.25% to 5 % on the sale of a Fixed Series Note, 5% on the sale of a Flex Series Note and an amount equal to .25% per annum on the average note balance for a Variable Series Note. No concessions are paid on any accrued interest that is added to the principal of a Class A Note pursuant to an interest deferral election made by the investor. For the year ended December 31, 2012, the Company earned $11,720 in sales concessions on the sale of MPIC's Class A Notes.

As the managing broker for the Class A Notes Offering, KP Securities receives a concession of .5% on the sale of a Fixed Series Note and Flex Series Note and an amount equal to .25% per annum on the average note balance on a Variable Series Note. When a Class A Note is sold to a renewing investor who is then, or has been within the immediately preceding thirty (30) days, a Class A Noteholder, the concession otherwise payable to KP Securities is reduced by .25% of the total amount of the note sold to a renewing investor.

Supplementary Information

Ministry Partners Securities, LLC

Schedule I – Revenue, Operating Expenses and Operating Loss

December 31, 2012

The following presents the schedule of revenue, operating expenses and operating loss for the year ended December 31, 2012:

Revenue	$ 13,352
Operating Expenses	
Salaries and benefits	253,928
Marketing and promotion	7,437
Office occupancy	32,002
Office operations and other expenses	164,235
Professional fees	91,722
Total Operating Expenses	549,324
Operating loss	$ (535,972)

Ministry Partners Securities, LLC

Schedule II – Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2012

Computation of Net Capital

Total Equity		$ 399,005
Less: Non-Allowable Assets		(28,208)
Tentative Net Capital		370,797
Less: Haircuts		--
Net Capital		370,797

Computation of Net Capital Requirement

(A) Minimum net capital based on aggregate indebtedness (6.7% of aggregate indebtedness)	$ 3,730	
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	5,000	
Net Capital requirement (greater of (A) or (B))		5,000
Excess net capital		$ 365,797

At December 31, 2012, Non-Allowable Assets consisted of a CRD account held with FINRA that represented a balance of $16,706, prepaid assets of $4,747, concessions receivable of $427, and fixed assets with a net balance of $6,328.

Aggregate Indebtedness	$ 55,943
Ratio of aggregate indebtedness to net capital	.15

Reconciliation to Form X-17A-5

Net Capital as reported on Form X-17A-5 (unaudited)	$ 370,797
Audit adjustments	--
Net Capital per above	$ 370,797

Ministry Partners Securities, LLC

Schedule III – Determination of Reserve Requirements
Pursuant to Rule 15c3-1

December 31, 2012

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Ministry Partners Securities, LLC

Schedule IV – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-1

December 31, 2012

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Ministry Partners Securities, LLC

Schedule V – Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

December 31, 2012

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimum assessment as provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.



HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

101 N. Brand Blvd., Ste. 1600
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member of
Ministry Partners Securities, LLC
Brea, California

In planning and performing our audits of the financial statements of Ministry Partners Securities, LLC (the Company), as of December 31, 2012 and 2011 and for the years then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 . Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hutchinson and Bloodgood LLP

Glendale, California
February 25, 2013